August 11, 2006

Mr. Jeffrey B. Murphy
President, Chief Executive Officer and Director
RTW, Inc.
8500 Normandale Lake Boulevard
Suite 1400
Bloomington, MN 55437

> **Re: RTW, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 0-25508**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Business

Reinsurance, page 6

1.   Reinsurance recoverables is your second largest asset, representing over 36% of your total assets at December 31, 2005. Although you disclose the names and A.M. Best ratings of your reinsurers, we believe your disclosure does not provide sufficient risk concentration disclosure. Please provide us in a disclosure-type format a revised table that presents the credit risk inherent in your reinsurance recoverables. In this regard, please ensure that you identify your primary reinsurers, the amount of reinsurance recoverables from each of these primary reinsurers and the related security or collateral.

Mr. Jeffrey B. Murphy
RTW, Inc.
August 11, 2006
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Unpaid Claim and Claim Settlement Expenses and Reinsurance Recoverables, page 25

2.   We believe your disclosure regarding the estimation of the reserve for unpaid
        claim and claim settlement expenses could be improved to better explain the
        judgments and uncertainties surrounding this estimate and the potential impact on
        your financial statements. We believe in order to meet the principal objectives of
        MD&A this disclosure should enable the investor to understand 1) management's
        method for establishing the estimate; 2) whether and if so to what extent and why
        management has adjusted their assumptions used to determine the estimate from
        the assumptions used in the immediately preceding period and 3) the potential
        variability in the most recent estimate and the impact this variability may have on
        reported results, financial condition and liquidity. Please keep these points in
        mind in providing us your responses to the comments listed below. Please
        provide us, in a disclosure-type format, the following information and also
        consider providing any additional information to achieve this objective.

        a. Please describe the methods you used to determine your reserve for unpaid
            claims and claim settlement expenses. Please ensure this description:
            1. Identifies the unique development characteristics of your workers'
                compensation insurance business; and
            2. Describes the extent of your procedures for determining the reserve for
                unpaid claims and claim settlement expenses on both an annual and
                interim reporting basis. You disclose that internal and external
                actuaries review your reserves for adequacy on a periodic basis. In
                your response, please clarify the roles of both your internal and
                independent external actuaries and be specific regarding the periodic
                basis that these actuaries perform their reviews.
        b. Please disclose the range of reserve estimates as determined by your actuaries.
            Discuss the key assumptions used to arrive at your best estimate of reserves
            within that range and what specific factors led you to believe this amount
            rather than any other amount within the range represented the best estimate of
            incurred losses.
        c. It appears that you have significantly revised your provision for claims of
            insured events of prior years. We believe that your explanations here and in
            Results of Operations on page 21 do not adequately quantify and describe the
            reasons for these reserve revisions. Please provide the following to explain
            the reasons for your change in estimates:
            1. Identify and describe in reasonable specificity the nature and extent of
                a) new events that occurred or b) additional experience/information
                obtained since the last reporting date that led to the change in
                estimates. In this regard, please quantify the impact of each of the
                factors you identify prompting your revisions. Please explain how

your ability to manage and close claims has improved and how this
results in lower reserve estimates. Also, please explain what you mean
by the re-underwriting of your book of business and how it has
resulted in claims with profiles different than experienced historically.
Explain and quantify the key assumptions that differ from your
historical experience and how these differences impacted your
recorded reserves.

2. Ensure your disclosure clarifies the timing of the change in estimate
such as why recognition occurred in the periods that it did and why
recognition in earlier periods was not required.

d. Please identify and describe those key assumptions, in addition to the inflation
rate you disclose, that materially affect the estimate of the reserve for claims
and claim adjustment expenses. In addition please disclose the following:

1. For each of your key assumptions quantify and explain what caused
them to change from the assumptions used in the immediately
preceding period. Please note that this discussion should supplement,
rather than duplicate the disclosure provided responsive to Industry
Guide 6.

2. Explicitly identify and discuss the key assumptions as of December
31, 2005 that are premised on future emergence that are inconsistent
with historical loss reserve development patterns and explain why
these assumptions are now appropriate given the inconsistency
identified.

e. In order to show investors the potential variability in the most recent estimate
of your claims reserve, quantify and present, preferably in a tabular format,
the impact that reasonably likely changes in the key assumptions identified
may have on reported results, financial position and liquidity. Explain why
you believe the scenarios quantified are reasonably likely. In this regard, your
disclosure regarding a one percent change in the inflation rate is unclear.
Please clarify whether you mean a change of one percentage point in the
overall inflation rate and indicate whether you believe this change is
reasonably likely. Also, please clarify why your reserves are most sensitive to
changes in inflation assumptions when the disclosed one percent change will
result in a reserve change of approximately $477,000 and your prior year
adjustments to claims reserves for the last three years have been 11 to 14
times this amount.

3. Please provide us in a disclosure-type format a discussion that quantifies the
effect that your ceded reinsurance activities had on financial position, results of
operations, and cash flows for the periods presented. Please discuss the changes
you have made to your past reinsurance strategies in developing your current
strategies and the expected effect that those changes may have on your financial
position, results of operations and cash flows. Describe any limitations on your
ability to cede future losses on a basis consistent with historical results and their

expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Liquidity and Capital Resources, page 31

4.   Please provide us in a disclosure-type format a more robust discussion of the reasonably likely impact the payment of claims and claim settlement expenses will have on known trends and uncertainties, in particular cash outflows from operations. In your proposed disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of any credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

Contractual Obligations, page 32

5.   It would appear that your unpaid claim and claim settlement expenses reserve represents future legal obligations that you have not included in your contractual obligation table. Due to the significant nature of these liabilities to your business, we believe the inclusion of this reserve in the contractual obligation table will provide investors increased disclosure of your liquidity. Please provide us in a disclosure-type format a contractual obligation table that includes the estimated timing of payment of your claim and claim settlement expenses reserve. Please ensure that your proposed disclosure includes the gross payments you expect to make, exclusive of your discount for fixed or determinable payments, and provide a footnote to indicate why the presented total does not agree to the liability reported on your balance sheet. Otherwise please explain to us why you cannot reasonably estimate the timing of these payments and how this inability to reasonably estimate the timing of payments affects your estimate of the liabilities recorded and the asset/liability management process.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies, page 41

6.   Please provide us in a disclosure-type format your revenue recognition policy for your services segment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant